

Atlantic Premium Brands, Ltd.

Focused on the future.

Atlantic Premium Brands, Ltd., through its operations in Texas, Louisiana and Oklahoma, manufactures, markets and distributes food products for customers in a twenty state region.

Through its Potter Sausage subsidiary, the Company manufactures, markets and distributes premium breakfast sausage, bacon, smoked sausage, and other sausage items for customers based primarily in Oklahoma, Arkansas and Texas. J.C. Potter markets its own branded products under the J.C. Potter brand name and provides private label manufacturing for grocery and food service chains, and other branded food companies. Also, J.C. Potter and Blue Ribbon recently introduced a line of Rio Grande handheld breakfast entrees.

Through its Blue Ribbon subsidiary, the Company markets and distributes its own branded, processed meat products under the Blue Ribbon brand name. Blue Ribbon is the leading brand of bacon in the Houston market. Prefco is a leading regional distributor of unbranded, fresh meat products, including boxed beef, pork, and chicken, to the grocery retail trade.

Through its Richard's subsidiary, the Company manufactures, markets and distributes Cajun-style, smoked sausage products and specialty foods for customers in the state of Louisiana. These products are sold under the Richard's brand name. In late 1998, Richard's also introduced a new line of frozen, authentic Cajun entrees under the Richard's Cajun Favorites label. Cajun Favorites has been rolled out to several additional new states beyond Louisiana.

The Company's Carlton subsidiary manufactures a variety of smoked sausage products, including products sold by Prefco under the Blue Ribbon brand name, and by Potter Sausage under the J.C. Potter brand name. Carlton markets its own branded, smoked sausage products under the Carlton brand name and provides private label manufacturing for other regional sausage brands and selected supermarket house brands.

All these subsidiaries fit Atlantic Premium's brand strategy. The Company plans to continue to acquire strong, regional brands in selected states and categories within the processed meats industry. The Company strives to preserve each acquisition's inherent strengths while simultaneously adding functional skills and capturing operational synergies. Finally, the Company plans to identify and determine how best to leverage each acquisition's underlying assets by introducing further value-added products.



Letter to Shareholders

In 2001, your company successfully rebounded from 2000, the toughest year in its history. On a smaller, post-Sam's revenue base ($134,589 in 2001 vs. $177,743 in 2000), our EBITDA, income from continuing operations, and net income all dramatically improved.

Under new leadership, with more favorable raw material costs, and reaping the benefits of significant investments in plant and people, J.C. Potter showed the biggest percentage increase in profitability. Prefco and Blue Ribbon not only had good years, but also finished 2001 extremely well. Prefco deserves recognition for so quickly "right-sizing" its cost structure; it's rare to see a company do so well after more than half its revenue leaves.

Considering traditional difficulties of building and bringing online a new plant, Richard's also performed well last year. Buoyed by several new products and market share gains, Richard's posted another strong year of sales gains. Rounding off continuing operations, Carlton Foods once again delivered good results.

Late last year, your Board decided to sell Grogan's and Partin's, based on their recent financial performance, their deteriorating strategic position, and the fact we had lost our Arlington, Kentucky plant the year before. Both the sale and insurance settlement thus far have yielded favorable outcomes. On behalf of all remaining management and employees, we want to take this opportunity to thank all Grogan's and Partin's employees for their fabulous commitment to Atlantic Premium Brands through all the adversity they encountered. We wish them well.

Cajun Favorites, our primary entry into the burgeoning world of value-added, home meal replacements, had a great year in 2001. We added over a dozen new line items and began our geographic expansion beyond Louisiana and Texas. We view Cajun Favorites as the investment star in our brand portfolio, and are confident about its continued growth prospects.

Performance-wise, 2002 picked up where 2001 left off. Sales and operating profits are off to a strong start. This year, we will focus on expanding Cajun Favorites, growing our base brands through new product introductions while maintaining their profitability, making the largest capital expenditures in J.C. Potter's history to increase its competitiveness, and improving each of our business functions.

In summary, 2001 was a gratifying year, and we once again thank all our stakeholders for their support. We believe we can build on last year's performance this year and beyond.

Alan F. Sussna
President and Chief Executive Officer

Merrick M. Elfman
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission File Number 1-13747

ATLANTIC PREMIUM BRANDS, LTD.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	36-3761400
(STATE OF INCORPORATION)	(I.R.S. EMPLOYER ID NO.)

650 Dundee Road, Suite 370, Northbrook, Illinois 60062
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(847) 412-6200
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES |X| NO | |

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. | |

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant, based upon the last reported closing price of the registrant's Common Stock on March 14, 2002: $16,768,634

The number of shares outstanding of the registrant's Common Stock, par value $.01, as of March 14, 2002: 6,734,391.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Independent Auditors' Report

To the Stockholders of
Atlantic Premium Brands, Ltd.:

We have audited the accompanying consolidated balance sheets of Atlantic Premium Brands, Ltd. (a Delaware Corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Premium Brands, Ltd. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for production parts inventory in 2000 and for derivative instruments in 2001.

/s/ KPMG LLP

Chicago, Illinois
March 20, 2002

ATLANTIC PREMIUM BRANDS, LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2000	December 31, 2001
ASSETS		
Current assets:		
Cash	$ 780	$ 560
Accounts receivable, net of allowance for doubtful accounts of $206 and $203, respectively	7,791	7,184
Inventory	5,453	5,291
Prepaid expenses and other current assets	1,707	5,982
Income taxes receivable	802	--
Deferred income taxes	375	--
Net assets of discontinued operations	124	--
Total current assets	17,032	19,017
Property, plant and equipment, net	11,293	11,152
Intangible assets, net	12,788	11,378
Deferred income taxes	101	--
Other assets, net	317	317
Total assets	$ 41,531	$ 41,864
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Bank overdraft	$ 3,167	$ 1,293
Notes payable under line of credit	5,053	4,976
Current maturities of long-term debt	4,882	5,127
Deferred income taxes	--	742
Accounts payable	5,645	5,561
Accrued expenses	1,721	2,288
Total current liabilities	20,468	19,987
Long-term debt, net of current maturities	11,365	9,561
Deferred income taxes	--	463
Put warrants	1,435	329
Total liabilities	33,268	30,340
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized; none issued or outstanding	--	--
Common stock, $.01 par value; 30,000,000 shares authorized; 6,658,863 and 6,734,391 shares issued and outstanding, respectively	67	67
Additional paid-in-capital	10,377	10,452
Retained earnings (accumulated deficit)	(2,181)	1,005
Total stockholders' equity	8,263	11,524
Total liabilities and stockholders' equity	$ 41,531	$ 41,864

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC PREMIUM BRANDS, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31, 1999	2000	2001
Net sales	$ 196,998	$ 177,743	$ 134,589
Cost of goods sold	170,751	153,008	110,598
Gross profit	26,247	24,735	23,991
Selling, general and administrative expenses:			
Salaries and benefits	9,875	10,479	9,967
Other operating expenses	9,449	9,982	9,183
Depreciation and amortization	2,123	2,258	2,073
Goodwill adjustment (See Note 16)	--	--	1,044
Total selling, general and administrative expenses	21,447	22,719	22,267
Income from operations	4,800	2,016	1,724
Other income (expense):			
Interest expense	(2,491)	(2,788)	(2,443)
Fair value adjustment to put warrants	--	--	(296)
Other income, net	38	41	4,808
Income (loss) from continuing operations before income taxes	2,347	(731)	3,793
Income tax expense	(1,086)	(125)	(2,009)
Income (loss) from continuing operations	1,261	(856)	1,784
Loss from discontinued operations	(72)	(153)	--
Income (loss) before changes in accounting principles	1,189	(1,009)	1,784
Changes in accounting principles	--	141	1,402
Net income (loss)	$ 1,189	$ (868)	$ 3,186
Weighted average common shares:			
Basic	7,054,284	6,707,908	6,671,451
Diluted	7,193,748	6,707,908	6,709,071
Income (loss) per common share:			
Basic:			
Income (loss) from continuing operations	$ 0.18	$ (0.13)	$ 0.27
Loss from discontinued operations	(0.01)	(0.02)	--
Changes in accounting principles	--	0.02	0.21
Net income (loss)	$ 0.17	$ (0.13)	$ 0.48
Diluted:			
Income (loss) from continuing operations	$ 0.18	$ (0.13)	$ 0.27
Loss from discontinued operations	(0.01)	(0.02)	--
Changes in accounting principles	--	0.02	0.20
Net income (loss)	$ 0.17	$ (0.13)	$ 0.47

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC PREMIUM BRANDS, LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL STOCKHOLDERS' EQUITY
BALANCE, DECEMBER 31, 1998	7,413	$ 74	$ 12,260	$ (2,502)	$ 9,832
Repurchase and Retirement of Common Stock	(579)	(6)	(1,381)	--	(1,387)
Issuance of Common Stock in Connection With Employee Stock Purchase Plan	11	--	19	--	19
Net Income	--	--	--	1,189	1,189
BALANCE, DECEMBER 31, 1999	6,845	68	10,898	(1,313)	9,653
Repurchase and Retirement of Common Stock	(241)	(2)	(578)	--	(580)
Issuance of Common Stock in Connection With Employee Stock Purchase Plan	55	1	57	--	58
Net Loss	--	--	--	(868)	(868)
BALANCE, DECEMBER 31, 2000	6,659	67	10,377	(2,181)	8,263
Issuance of Common Stock in Connection With Employee Stock Purchase Plan	75	--	75	--	75
Net Income	--	--	--	3,186	3,186
BALANCE, DECEMBER 31, 2001	6,734	$ 67	$ 10,452	$ 1,005	$ 11,524

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC PREMIUM BRANDS, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$ 1,189	$ (868)	$ 3,186
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	2,123	2,258	2,073
Goodwill adjustment	--	--	1,044
Amortization of debt discount	246	250	245
Fair value adjustment to put warrant	--	--	296
Deferred income taxes	44	106	1,727
Changes in accounting principles	--	(141)	(1,402)
Decrease in accounts receivable, net	814	1,832	607
Decrease (increase) in inventory	(1,153)	298	162
Decrease (increase) in prepaid expenses and other current assets	243	(12)	(4,275)
Decrease (increase) in income taxes receivable	--	(412)	802
Increase (decrease) in accounts payable	4,964	(4,927)	(84)
Increase (decrease) in accrued expenses and other	(3,459)	307	527
Net cash provided by (used in) operating activities	5,011	(1,309)	4,908
Cash flows from investing activities:			
Acquisition of property, plant and equipment	(1,954)	(1,254)	(1,400)
Investment in plant construction in progress	--	(524)	(82)
Proceeds from disposals of equipment	105	69	65
Other	(7)	(28)	(155)
Net cash used in investing activities	(1,856)	(1,737)	(1,572)
Cash flows from financing activities:			
Increase (decrease) in bank overdraft	(1,110)	204	(1,874)
(Payments) borrowings under line of credit	(175)	4,302	(77)
Payments of term debt and notes payable	(1,399)	(1,953)	(2,554)
Borrowings under equipment loan facility	--	--	750
Issuance of common stock	19	58	75
Repurchase of common stock	(1,387)	(580)	--
Net cash provided by (used in) financing activities	(4,052)	2,031	(3,680)
Net cash provided by (used in) discontinued operations	964	(46)	124
Net increase (decrease) in cash	67	(1,061)	(220)
Cash, beginning of period	1,774	1,841	780
Cash, end of period	$ 1,841	$ 780	$ 560

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

1. BASIS OF PRESENTATION AND DESCRIPTION OF COMPANY:

The accompanying consolidated financial statements present the accounts of Atlantic Premium Brands, Ltd. and subsidiaries (the Company). All significant inter-company transactions have been eliminated in consolidation. The Company is engaged in the processing, marketing and distribution of packaged meat and other food products in Texas, Louisiana, Oklahoma and surrounding states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REVENUE RECOGNITION

The Company records sales when product is delivered to the customers. Discounts provided, principally based on volume, are recorded as reductions of sales at the time of the sale.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in salaries and benefits and other operating expenses. These costs totaled $3,874, $3,944 and $3,075 for the years ended December 31, 1999, 2000 and 2001, respectively.

CASH

Cash consists of cash held in various deposit accounts with financial institutions.

INVENTORY

Inventory is stated at the lower of cost or market and is comprised of raw materials, finished goods, production parts and packaging supplies. Cost is determined using the first-in, first-out method. See Note 13 for information concerning the change in accounting for production parts in 2000.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of applicable depreciation. Depreciation is computed using the straight-line method at annual rates of 3% to 20% for buildings and building improvements, and 10% to 20% for equipment, furniture and vehicles. Leasehold improvements are amortized over the lesser of the lease term or asset life. Additions and improvements that substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs are charged to expense. Upon sale, the cost and related accumulated depreciation are removed from the accounts.

OTHER ASSETS

Other assets consist of deferred acquisition costs, cash surrender value of life insurance, and deferred financing costs. Deferred acquisition costs are being amortized over 5 years. Deferred financing costs are being amortized over 5 to 7 years, representing the term of the related debt, using the effective interest method.

INTANGIBLE ASSETS

The excess of cost over the fair market value of tangible net assets of acquired businesses is amortized on a straight-line basis over the period of expected benefit which is 40 years. Amortization expense for the years ended December 31, 1999, 2000 and 2001 was $366 per year. Additionally, in fiscal 2001 an adjustment to reduce goodwill by $1,044 was recognized (see Note 16). Accumulated amortization as of December 31, 2000 and 2001 was $1,680 and $2,046, respectively. Subsequent to an acquisition, the Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of an intangible asset may warrant revision or whether the remaining balance of an intangible asset may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, the Company uses an estimate of the related business' undiscounted future cash flows over the remaining life of the asset in measuring whether the intangible asset is recoverable.

ADVERTISING

Advertising expenditures are expensed in the period in which the advertising occurs. Advertising expenditures for each of the years ended December 31, 1999, 2000 and 2001 were approximately $2,700 per year.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

INCOME PER COMMON SHARE

Basic income per common share is based upon the weighted-average number of common shares outstanding. Diluted income per common share assumes the exercise of all options which are dilutive, whether exercisable or not. The dilutive effect of stock options is measured under the treasury stock method.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not use nor hold derivative positions for trading purposes. In 1998, however, the Company entered into a derivative financial instrument in connection with the issuance of put warrants to purchase shares of common stock. On January 1, 2001, the Company was required to adopt the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("the Statement"). On adoption of the Statement, the Company recorded a cumulative effect of change in accounting principle of $1,402 (net of zero income taxes) to reduce the carrying value of the liability related to the put warrants to fair value. Subsequent changes in the fair value of the put warrants estimated using the Black-Scholes option valuation model have been and will be recorded as components of net income.

NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of this statement are to be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company will apply this statement to any acquisitions occurring after July 1, 2001.

SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets," establishes financial accounting and reporting standards for acquired goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company's intangible assets represent principally deferred financing costs and goodwill from businesses acquired. The Company is evaluating the new statement's provisions to assess the impact on its consolidated results of operations and financial position. The Company plans to adopt the new standard in fiscal year 2002 as required.

SFAS No. 144, "Accounting for the Impairment and the Disposal of Long-Lived Assets," addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company is in the process of evaluating the impact the adoption of SFAS No. 144 may have on the financial statements; however, such impact, if any, is not known or reasonably estimable at this time.

STOCK-BASED COMPENSATION

The Company applies the intrinsic value-based method of accounting for its fixed plan stock options. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

SUPPLEMENTAL CASH FLOW INFORMATION

	CASH PAID FOR TAXES	CASH PAID FOR INTEREST
Year ended December 31, 1999		
Related parties	$ --	$ 200
Other	974	2,045
Year ended December 31, 2000		
Related parties	--	215
Other	373	2,320
Year ended December 31, 2001		
Related parties	--	262
Other	114	1,937

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

3. DISCONTINUED OPERATIONS:

During the fourth quarter of 1998, the Company decided to sell substantially all the assets of its beverage division. The beverage division has been accounted for as a discontinued operation. The loss from discontinued operations for the years ended December 31, 1999 and 2000 in the amounts of $72 and $153, respectively, relate to current assets that were determined not to be realizable.

4. INVENTORY:

Inventory consisted of the following as of December 31:

	2000	2001
Raw materials	$ 662	$ 343
Finished goods	2,712	3,077
Packaging supplies	1,582	1,348
Production parts	497	523
Total	$5,453	$5,291

5. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment as of December 31, 2000 and 2001 are summarized as follows:

	2000	2001
Land	$ 664	$ 664
Buildings and building improvements	6,627	7,277
Equipment and furniture	5,493	6,468
Leasehold improvements	507	507
Vehicles	2,242	2,325
Construction in process	524	82
	16,057	17,323
Less - accumulated depreciation and amortization	(4,764)	(6,171)
Property, plant and equipment, net	$ 11,293	$ 11,152

Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was $1,563, $1,760 and $1,555, respectively.

6. OTHER ASSETS:

Other assets are comprised of the following as of December 31, 2000 and 2001:

	2000	2001
Deferred financing and acquisition costs, and other intangible assets	$ 572	$ 715
Cash surrender value of life insurance and other assets	121	130
	693	845
Less - accumulated amortization	(376)	(528)
Other assets, net	$ 317	$ 317

Amortization of deferred financing and acquisition costs, and other intangible assets of $129, $133, and $152 has been included within depreciation and amortization expense in the accompanying consolidated statements of operations for the years ended December 31, 1999, 2000, and 2001, respectively.

7. SIGNIFICANT SUPPLIERS AND CUSTOMERS:

For the year ended December 31, 1999, a single supplier provided approximately 17% of the Company's total product purchases. A single customer accounted for approximately 43% of the Company's net sales.

For the year ended December 31, 2000, two suppliers provided approximately 12% and 11%, respectively, of the Company's total product purchases. A single customer accounted for approximately 30% of the Company's net sales.

For the year ended December 31, 2001, two suppliers provided approximately 16% and 11%, respectively, of the Company's total product purchases. A single customer accounted for approximately 14% of the Company's net sales.

8. INCOME TAXES:

Income tax (expense) benefit for the years ended December 31, 1999, 2000 and 2001, was allocated as follows:

	1999	2000	2001
Income tax expense of continuing operations	$(1,086)	$ (125)	$(2,009)
Income tax benefit included in loss from discontinued operations	--	73	--
	$(1,086)	$ 52	$(2,009)

Income tax (expense) benefit of continuing operations consisted of the following:

	1999	2000	2001
Current:			
Federal	$ (853)	$ 141	$ --
State	(190)	(160)	(282)
Deferred:			
Federal	(38)	(85)	(1,616)
State	(6)	(21)	(111)
Income tax expense of continuing operations	$(1,086)	$ (125)	$(2,009)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and 2001 are presented below:

	2000	2001
Deferred tax assets attributable to:		
Net operating loss carryforwards	$ 543	$ 654
Inventory	65	78
Accrued expenses	87	69
Accounts receivable	81	79
Other	397	363
Deferred tax assets	1,173	1,243
Deferred tax liabilities attributable to:		
Property, plant and equipment	448	522
Net gain from insurance settlement	--	1,715
Other	249	211
Deferred tax liabilities	697	2,448
Net deferred tax assets (liabilities)	$ 476	$(1,205)

As of December 31, 2001, the Company has approximately $1,290 of net operating loss carryforwards for tax purposes, expiring through 2011.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of projected future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2001. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the net operating loss carryforward periods are reduced.

The items which gave rise to differences between income tax expense of continuing operations and income taxes computed at the Federal statutory rate are summarized below:

	1999	2000	2001
Statutory Federal income tax rate	34.0%	(34.0)%	34.0%
State income taxes, net of Federal income tax effect	5.5	20.4	6.8
Nondeductible amortization of goodwill	7.1	26.0	10.3
Other	(0.3)	4.7	1.9
Total	46.3%	17.1%	53.0%

9. DEBT:

Long-term debt as of December 31, 2000 and 2001, consisted of the following:

	2000	2001
Subordinated promissory note to former shareholders of Prefco, bearing interest at 11% annually, 9% payable in quarterly installments and 2% payable when the principal is paid	$ 1,400	$ 1,400
Subordinated promissory note to former shareholder of Richard's, bearing interest at 8.35% annually, 6.35% payable in quarterly installments and 2% payable when the principal is paid	875	875
Subordinated promissory note to former shareholders of Grogan's, bearing interest at 10% annually, 8% payable in quarterly installments and 2% payable when the principal is paid	200	200
Subordinated promissory note to former shareholders of Partin's, bearing interest at 8% annually, payable in quarterly installments The principal and any outstanding interest is due in December 2003	225	225
Senior subordinated note bearing interest at 15% annually, with 10% payable in monthly installments and 5% payable on June 30, 2003. Principal due in quarterly installments beginning June 30, 2003, with all remaining outstanding principal and interest due March 31, 2005	6,500	6,500
Term note bearing interest at prime rate plus 1% or adjusted LIBOR plus 2.5%, principal due in varying amounts payable monthly through March 2003	7,194	4,934
Capital lease obligations and other	758	1,214
Total	17,152	15,348
Less: Current maturities	(4,882)	(5,127)

Unamortized debt discount	(905)	(660)
Long-term debt, net of current maturities and unamortized debt discount	$ 11,365	$ 9,561

The future maturities of long-term debt as of December 31, 2001, are as follows:

2002	$ 5,127
2003	5,264
2004	3,896
2005	1,061
	$15,348

The Company's debt consists of an $11,000 term note, a $15,000 line of credit and $6,500 senior subordinated note with detachable warrants with a put option.

The term debt bears interest at either the bank's prime rate plus 1% or adjusted LIBOR plus 2.5%, at the Company's option. This loan is due in varying amounts monthly through March 2003 and is secured by substantially all assets of the Company. The balance at December 31, 2001 was $4.9 million.

Under the terms of the line of credit agreement, which expires in March 2003, the Company is permitted to borrow up to $15 million subject to advance formulas based on accounts receivable, inventory and letter of credit obligations outstanding. Amounts borrowed are due on demand and bear interest at either the bank's prime rate plus 1% or adjusted LIBOR plus 2.5%. Interest is payable monthly and amounts are secured by substantially all the assets of the Company. The weighted average interest rates related to the line of credit existing at December 31, 2000 and 2001, were 10.3% and 8.0%, respectively. As of December 31, 2001, approximately $525 of standby letters of credit were outstanding under the line of credit facility.

The $6,500 million senior subordinated note, maturing on March 31, 2005, bears interest at 15% per annum. A loan amendment dated April 13, 2001, and effective January 17, 2001, increased the interest rate by 5% to 15% per annum. This incremental amount of interest is accrued on a periodic basis and will be payable on June 30, 2003. The other 10% of interest cost is paid monthly. Principal is payable in quarterly installments beginning June 30, 2003. Concurrent with the signing of the loan amendment, an entity owned by some of our directors, officers and 5% stockholders agreed to purchase 10% of the senior subordinated debt holder's interest in the senior subordinated notes and the related warrants.

The senior subordinated note was issued with detachable warrants with a put option to purchase 666,947 shares of nonvoting common stock at $3.38 per share and a contingent warrant to purchase up to a maximum of 428,753 shares of nonvoting common stock at $3.38 per share based upon the equity value of the Company on certain dates. The warrants were recorded at an estimated fair value of $1.435 million and the related discount on the senior subordinated note was recorded for the same amount. This discount is being amortized over the seven year term of the note as additional interest expense. Amortization of the debt discount was $246, $250 and $245 for the years ended December 31, 1999, 2000 and 2001, respectively.

Junior subordinated notes in the principal amounts of $1,400, $875 and $200 were due on March 31, 2001, July 31, 2001 and September 30, 2001 respectively, but were not paid because of restrictive covenants under the credit facilities. Payment on each of these notes will be made when such payment will not violate the covenants under the other credit facilities. Under the terms of an inter-creditor subordination agreement, the junior subordinated debt holders are prohibited from exercising any remedy with respect to this debt until the obligations under the credit facilities are paid in full; however, the interest rates of 9%, 6.35% and 8%, respectively, on these notes were increased by 2% per annum after their respective due dates.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts reported in the Consolidated Balance Sheets for accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments.

Fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The aggregate face value of the Company's long-term debt as of December 31, 2000 and 2001, was $17,152 and $15,348, respectively. The face amount of the Company's long-term debt approximated its fair value as of December 31, 2000 and 2001.

11. INCOME PER COMMON SHARE:

The weighted average shares used to calculate basic and diluted income per common share for the years ended December 31, 1999, 2000 and 2001 are as follows:

	1999	2000	2001
Weighted average shares outstanding for basic income per common share	7,054,284	6,707,908	6,671,451
Dilutive effect of stock options	139,464	--	37,620
Weighted average shares outstanding for diluted income per common share	7,193,748	6,707,908	6,709,071

As a result of the loss from continuing operations for the year ended December 31, 2000, the impact of options with an exercise price that was less than the average weighted market price of the common stock during the year was excluded due to their antidilutive effect.

Options to purchase 1,199,659, 1,722,042 and 1,654,718 shares of common stock at prices ranging from $1.50 to $6.50 per share were outstanding during 1999, 2000 and 2001, respectively, but were not included in the computation of diluted income per common share because the options' exercise price was greater than the average weighted market price of the common stock during the year.

Put warrants to purchase up to a maximum of 1,095,700 shares of common stock at $3.38 per share were outstanding as of December 31, 1999, 2000 and 2001, but were not included in the computation of diluted income per common share because the warrants' exercise price was greater than the weighted average market price of the common stock during the year.

12. STOCK OPTIONS:

Prior to April 1999, the Company had a stock option plan (the Old Plan) and a Director's stock option plan (the Director Plan). In April 1999, the Company adopted a 1999 Amended and Restated Stock Option Plan (the Option Plan), which amended and restated both the Old Plan and the Director Plan into the Option Plan. The Option Plan authorizes the Company to grant, to eligible individuals, options for the purchase of shares of the Company's common stock.

Under the terms of the Option Plan, the Company may issue up to 3,000,000 options to directors, officers, advisors, full-time employees and other eligible individuals. In general, the option exercise price equals the stock's market price on the date of grant and the options vest during periods of up to ten years. Under the terms of the Option Plan, the Company issues 10,000 options to eligible outside directors at the beginning of each year of service. These options vest quarterly over one year. No compensation expense was recognized for the issuance of options under the Old Plan, the Director Plan or the Option Plan during 1999, 2000 and 2001.

The Company has elected to account for its stock-based compensation plans using the intrinsic value method. The Company has computed for pro forma disclosure purposes the value of all options granted subsequent to 1995, using the Black-Scholes option pricing model; the following assumptions were used for option grants:

	1999	2000	2001
Risk-free interest rate (range)	5.56%-5.75%	5.35%-6.25%	3.90-5.35%
Expected dividend yield	0.00%	0.00%	0.00%
Expected lives	5-6 years	5-6 years	5-6 years
Expected volatility	53%	51.5%	51.5%

Adjustments were made for options forfeited prior to vesting. Had compensation expense for this plan been determined based on the fair value at the grant date, the Company's net income (loss) and income (loss) per common share reflected on the accompanying consolidated statements of operations would have been reduced to the following pro forma amounts:

	1999	2000	2001
Net income (loss):			
As reported	$1,189	$(868)	$ 3,186
Pro forma	848	(1,043)	2,943
Basic income (loss) per common share:			
As reported	.18	(0.13)	0.48
Pro forma	.12	(0.16)	0.44
Diluted income (loss) per common share:			
As reported	.18	(0.13)	0.47
Pro forma	.12	(0.16)	0.44

The following table summarizes option activity and related information.

	1999		2000		2001	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding, beginning of year	1,653,192	$3.01	1,704,659	$2.66	1,722,042	$2.57
Granted	310,571	2.33	113,000	2.05	235,000	1.19
Exercised	-	-	-	-	-	-
Forfeited or expired	(259,104)	4.36	(95,617)	2.74	(17,324)	2.74
Outstanding, end of year	1,704,659	$2.66	1,722,042	$2.57	1,939,718	$2.40
Exercisable, end of year	1,136,852	$2.39	1,236,363	$2.46	1,630,639	$2.39
Weighted average fair value of options granted		$ .88		$1.37		$ .79

RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING	AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED AVERAGE EXERCISE PRICE
$0.88 - 1.50	555,000	7.6	$1.33
$1.51 - 3.00	1,101,268	6.3	$2.59
$3.01 - 4.50	254,500	6.2	$3.49
$4.51 - 6.00	950	3.5	$4.63
$6.01 - 7.50	28,000	3.5	$6.50
$0.88 - 7.50	1,939,718		

The Company has a Retirement Savings Plan (401(k) plan) whereby employees may contribute up to the limits established by the Internal Revenue Service. Matching contributions are made by the Company equal to 50% of employee contributions, subject to certain limitations. The Company's matching contributions during 1999, 2000 and 2001 were $208, $235 and $194, respectively.

During 1997, the Company approved an Employee Stock Purchase Plan (the Stock Purchase Plan). The Stock Purchase Plan qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code. All regular full-time employees, as defined, of the Company (including officers) are eligible to participate in the Stock Purchase Plan. Directors who are not employees are not eligible. A maximum of 250,000 shares of the Company's common stock is reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan allows the eligible employees to purchase common stock of the Company, through payroll deductions, at a discounted price from the market price. The exercise price under the plan is 85% of the lesser of the market value of the Company's common stock on two defined dates during the plan year.

13. CHANGES IN ACCOUNTING PRINCIPLES:

During the year ended December 31, 2000, the Company changed its method of accounting for production parts inventory from expensing upon purchase to capitalization upon purchase and expensing upon installation. In prior years, the Company had a low level of production parts inventory on hand. However, as production capacity increased, as well as the necessity of reducing equipment down-time, the Company chose to maintain a larger amount of production parts inventory. Accordingly, the Company believes that the capitalization of production parts inventory results in a better measurement of operating results by expensing production parts at the time they are placed into service and start generating revenues. The $141 cumulative effect of the change is included in the Consolidated Statement of Operations for the year ended December 31, 2000.
On January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("the Statement"). On adoption of the Statement, the Company recorded a cumulative effect of change in accounting principle in the amount of $1,402 (net of zero income taxes). The cumulative effect of change in accounting principle was recorded to reduce the carrying value of the liability related to the put warrants to fair value. The fair value of the warrants is estimated using a Black-Scholes option-valuation model. Subsequent changes in the fair value of the put warrants are recorded as a component of net income. The Company does not have any other derivative instruments.

14. COMMITMENTS:

OPERATING LEASES

The Company leases warehouses, office buildings and most of its delivery vehicles under operating leases. These leases have remaining terms ranging from one to five years. Rental expense under these leases for the years ended December 31, 1999, 2000 and 2001 was $1,734, $1,648 and $1,263, respectively. As of December 31, 2001, future minimum lease payments under these operating leases are as follows:

2002	$ 955
2003	165
2004	100
2005	23
2006 and thereafter	-

	$1,243
	======

It is expected that in the normal course of business most leases that expire will be renewed or replaced by leases on the same or similar properties; thus, it is anticipated that future annual rent expense will not be materially less than the amount shown for 2001.

15. RELATED PARTY TRANSACTIONS:

The Company had a consulting agreement (the Agreement) with Elfman Venture Partners, Inc. and Sterling Advisors L.P., a partnership owned by certain stockholders of the Company (the Managers). The term of the Agreement was through December 31, 2001. The Agreement provided that the Company would pay a base fee of $300 per year, which would increase 5% for each year the Agreement remained in effect. The Agreement also stipulated adjustments to the base fee for future acquisitions or sales. During each year the Agreement was in effect, the Company was also required to grant options to purchase 25,000 shares of the Company's $.01 par value common stock. Such options vested on each December 31 at an exercise price equal to the market price on the preceding January 1.

The Agreement was amended effective July 1, 1997 in connection with the J.C. Potter Sausage Company (Potter) Acquisition. This amendment (the Potter Amendment) provided for an aggregate payment to the Managers of $750 for services provided in connection with the Potter acquisition and the related financing, in lieu of all other fees that would have been payable under the Agreement for the period July 1, 1997 through December 31, 1998.

The Agreement was further amended effective as of December 1, 1998 in connection with the Beverage Division disposition (see Note 3). This amendment (the Beverage Amendment) provided for an aggregate payment to the Managers of $260 for services provided in connection with the disposition of the Beverage Division, in lieu of all other base fees that would have been payable under the Agreement for the period from January 1, 1999 through July 15, 1999.

Subsequent to July 15, 1999, and up until October 1, 2000, there was no agreement in place. As of October 1, 2000, the Company entered into a Management Agreement (the Second Agreement) with Sterling Advisors, L.P. (Sterling), which was subsequently rescinded in connection with the amendment to the senior subordinated note dated April 13, 2001 (See Note 9). No expenses were incurred nor payments made to Sterling under the Second Agreement.

Also in connection with the amendment dated April 13, 2001 to the senior subordinated note, Sterling BOCP, LLC, an entity owned by certain directors and stockholders of the Company, purchased a 10% interest in the senior subordinated note, including a corresponding 10% interest in the detachable put warrants which were issued in connection with the senior subordinated note.

16. GROGAN'S FIRE and GOODWILL ADJUSTMENT:

On October 13, 2000, the Grogan's manufacturing plant located in Arlington, Kentucky was totally destroyed by fire and the impacted assets' net book value of $1,200 was written off. At December 31, 2000, the Company recorded a $1,400 receivable from the insurance carrier for the net book value of the plant and equipment destroyed plus other related costs incurred. During fiscal 2001, the insurance settlement on the building and equipment destroyed in the fire was finalized at $6,800 and the Company recorded a pretax gain, net of costs incurred, in the amount of $4,800. The Company has collected $1,800 of the settlement as of December 31, 2001 and recorded a receivable in the amount of $5,000 which is included in prepaid expenses and other assets at December 31, 2001. This amount was subsequently collected in February 2002. Additionally, the Company has outstanding claims for inventory destroyed, continuing expenses, business interruption and other coverages which are in process. Based on communications with the insurance carrier, management and its insurance consultants believe, with reasonable certainty, that the Company will receive at least $750 in insurance proceeds related to such claims. The receivable for the anticipated proceeds of $750 is included in prepaid expenses and other current assets.

As a result of the fire, the Company began to explore its options relative to the Grogan's business. The Company made the decision to divest the Grogan's business which consisted of certain intangible assets, accounts receivable, inventory, fixed assets, and certain liabilities. In connection with this decision, the Company performed a review of the goodwill associated with the Grogan's business for possible impairment. The Company estimated its future cash flows from the sale of the business and compared the future cash flows to the carrying value of the goodwill. The future cash flows utilized in this analysis were realized upon the sale of the Grogan's business in February 2002. This analysis resulted in the write-down of goodwill in the amount of $1,044, which is classified as Goodwill adjustment in the accompanying statement of operations for the year ended December 31, 2001.

17. BUSINESS SEGMENT INFORMATION:

The Company's operations have been classified into two business segments: food processing and food distribution. The food processing segment includes the processing and sales of sausage and related food products to distributors and retailers in Oklahoma, Louisiana, Texas, and other surrounding states. The food distribution segment includes the purchasing, marketing and distribution of packaged meat products to retailers and restaurants, primarily in Texas.

Summarized financial information, by business segment, for continuing operations in 1999, 2000 and 2001 is as follows (corporate overhead not specifically associated with a segment has been presented separately):

	1999	2000	2001
Net sales:			
Food processing	$ 59,861	$ 71,637	$ 72,560
Food distribution	147,791	119,960	75,737
	$207,652	$191,597	$148,297
Depreciation and amortization:			
Food processing	$ 1,732	$ 1,847	$ 1,676
Food distribution	264	277	240
	$ 1,996	$ 2,124	$ 1,916

Interest expense:			
Food processing	$ 128	$ 156	$ 152
Food distribution	130	130	151
	$ 258	$ 286	$ 303
Income from continuing operations before income taxes:			
Food processing	$ 4,204	$ 2,296	$ 7,010
Food distribution	2,531	2,598	1,888
	$ 6,735	$ 4,894	$ 8,898
Capital expenditures:			
Food processing	$ 1,791	$ 1,712	$ 1,465
Food distribution	137	61	-
	$ 1,928	$ 1,773	$ 1,465
Segment assets:			
Food processing		$ 27,510	$ 29,971
Food distribution		11,631	10,322
		$ 39,141	$ 40,293

Inter-segment sales and related receivables and payables among the segments during 1999, 2000, and 2001, for the purpose of this presentation, have not been eliminated.

The following are reconciliations of reportable segment revenues, profit or loss, assets, and other significant items to the Company's consolidated totals:

	1999	2000	2001
Net sales:			
Total for reportable segments	$ 207,652	$ 191,597	$ 148,297
Elimination of inter-segment net sales	(10,654)	(13,854)	(13,708)
Total consolidated net sales	$ 196,998	$ 177,743	$ 134,589
Depreciation and amortization:			
Total for reportable segments	$ 1,996	$ 2,124	$ 1,916
Corporate	127	134	157
Consolidated depreciation and amortization	$ 2,123	$ 2,258	$ 2,073
Interest expense			
Total for reportable segments	$ 258	$ 286	$ 303
Corporate	2,233	2,502	2,140

Consolidated interest expense	$ 2,491	$ 2,788	$ 2,443
Income from continuing operations before income taxes:			
Total for reportable segments	$ 6,735	$ 4,894	$ 8,898
Corporate	(4,388)	(5,625)	(5,105)
Total consolidated income from continuing operations	$ 2,347	$ (731)	$ 3,793
Capital expenditures:			
Total for reportable segments	$ 1,928	$ 1,773	$ 1,465
Corporate	26	5	17
Consolidated capital expenditures	$ 1,954	$ 1,778	$ 1,482
Assets:			
Total for reportable segments		$ 39,141	$ 40,293
Corporate		2,266	1,571
Net assets of discontinued operations		124	--
Consolidated total assets		$ 41,531	$ 41,864

18. CONTINGENCIES:

Lawsuits and claims are filed against the Company from time to time in the ordinary course of business. These actions are in various preliminary stages, and no judgments or decisions have been rendered by hearing boards or courts. Management, after reviewing developments to date with legal counsel, is of the opinion that the outcome of such matters will not have a material adverse effect on the Company's financial position or results of operations.

19. ACCRUED EXPENSES:

Accrued expenses consist of the following at December 31:

	2000	2001
Compensation and benefits	$ 816	$ 783
Other	905	1,505
Total	$1,721	$ 2,288

20. QUARTERLY FINANCIAL DATA (UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE DATA):

2000	Quarter Ended March 31	June 30	September 30	December 31
Net sales	$ 51,491	$ 54,434	$ 39,751	$ 32,067
Gross profit	$ 6,563	$ 5,948	$ 5,788	$ 6,436
Income (loss) from continuing operations	$ 216	$ (206)	$ (495)	$ (371)
Loss from discontinued operations	--	--	(114)	(39)
Change in accounting principle	141	--	--	--
Net income (loss)	$ 357	$ (206)	$ (609)	$ (410)
Weighted average shares:				
Basic	6,812	6,751	6,633	6,708
Effect of stock options	201	--	--	--
Diluted	7,013	6,751	6,633	6,708
Basic income (loss) per share:				
Continuing operations	$ .03	$ (.03)	$ (.07)	$ (.06)
Discontinued operations	--	--	(.02)	(.00)
Change in accounting principle	.02	--	--	--
Net income (loss)	$ .05	$ (.03)	$ (.09)	$ (.06)
Diluted income (loss) per share:				
Continuing operations	$ .03	$ (.03)	$ (.07)	$ (.06)
Discontinued operations	--	--	(.02)	(.00)
Change in accounting principle	.02	--	--	--
Net income (loss)	$ .05	$ (.03)	$ (.09)	$ (.06)

2001	Quarter Ended March 31	June 30	September 30	December 31
Net sales	$ 31,277	$ 33,491	$ 34,804	$ 35,017
Gross profit	$ 6,023	$ 5,439	$ 5,350	$ 7,179
Income from continuing operations	$ 81	$ 1,109	$ (266)	$ 860
Change in accounting principle	1,402	--	--	
Net income	$ 1,483	$ 1,109	$ (266)	$ 860
Weighted average shares:				
Basic	6,659	6,659	6,659	6,671
Effect of stock options	32	32	--	38

Diluted	6,691	6,691	6,659	6,709
Basic income (loss) per share:				
Continuing operations	$ .01	$ .17	$ (.04)	$ .13
Change in accounting principle	.21	--	--	--
Net income (loss)	$ .22	$ .17	$ (.04)	$ .13
Diluted income (loss) per share:				
Continuing operations	$ .01	$ .17	$ (.04)	$ .13
Change in accounting principle	.21	--	--	--
Net income (loss)	$ .22	$ .17	$ (.04)	$ .13

The sum of the quarterly income per share amounts do not equal the annual income per share amount due to rounding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

In 1996 we implemented a new corporate strategy that resulted in the acquisition of five food businesses. Each of these businesses represented a preeminent local or regional branded processed meat company. In addition to significantly increasing our size, the newly acquired businesses created a broader platform for future growth.

In order to acquire and operate our food businesses, we formed four new subsidiaries during 1996: Prefco Corp., Carlton Foods Corp., Richard's Cajun Foods Corp., and Grogan's Farm, Inc. In 1998, we formed a fifth new subsidiary, Potter Sausage Company, to acquire the business of J.C. Potter Sausage Company and affiliates. In 2002, we sold substantially all the assets of Grogan's that remained after the October 13, 2000 fire that destroyed the plant and equipment located in Arlington, Kentucky.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net Sales. Net sales decreased by $43.1 million or 24.3% from $177.7 million for the year ended December 31, 2000 to $134.6 million for the year ended December 31, 2001. The decrease in net sales during the year was primarily due to the loss of a major customer (Sam's Club) that built and began using its own warehouse and distribution system in August 2000. Sam's Club accounted for approximately 30% of our total net sales for fiscal 2000 as compared to 1.1% of our total net sales during fiscal 2001.

Gross Profit. Gross profit decreased by approximately $0.7 million or 2.8% from $24.7 million for the year ended December 31, 2000 to approximately $24.0 million for the year ended December 31, 2001. Gross profit as a percentage of net sales increased from 13.9% for the year ended December 31, 2000 to 17.8% for the year ended December 31, 2001. Both the decrease in gross profit dollars and the increase in the gross profit percentage margin are primarily attributable to the loss of the Sam's Club distribution business discussed in Net Sales. That business earned a gross margin percentage significantly lower than our sales to other customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $0.4 million or 1.8% from $22.7 million for the year ended December 31, 2000 to $22.3 million for the year ended December 31, 2001. This decrease reflects a reduction in our costs resulting from the loss of the Sam's Club distribution business discussed in Net Sales. This cost reduction was offset by higher salaries and benefits, and a $1 million goodwill adjustment resulting from our decision to dispose of the Grogan's business after the fire. As a percentage of net sales, selling, general and administrative expenses increased from 12.8% for the year ended December 31, 2000 to 16.6% for the year ended December 31, 2001. In addition to the specific items discussed above, this increase was partially attributable to the fact that the Sam's Club distribution business did not incur the same level of selling, general and administrative expenses per sales dollar as our other customers.

Income from Operations. Income from operations decreased $0.3 million from $2.0 million for the year ended December 31, 2000 to $1.7 million for the year ended December 31, 2001. This decrease is attributable to factors discussed above.

Interest Expense. Interest expense decreased $0.4 million from $2.8 million for the year ended December 31, 2000 to $2.4 million for the year ended December 31, 2001. This decrease was primarily due to a decrease in our cost of variable-rate borrowings and the related outstanding balances.

We issued warrants with a put option in conjunction with the debt incurred at the time of the Potter acquisition. Commencing on January 1, 2001 we are required to mark-to-market the estimated fair value of the put option. Any change to such value is charged or credited to earnings as a fair value adjustment to put warrants. For purposes of these calculations, the fair value of the warrants is estimated using a Black-Scholes option-pricing model. During the year ended December 31, 2001, we recorded additional expense of $0.3 million as a fair value adjustment to put warrants.

Other Income. Other income increased by $4.8 million to $4.8 million for the year ended December 31, 2001. On October 13, 2000, the Grogan's manufacturing plant located in Arlington, Kentucky was totally destroyed by fire and the impacted assets net book value of $1.2 million was written off. At December 31, 2000, we recorded a $1.4 million receivable from the insurance carrier for the net book value of the plant and equipment destroyed plus other related costs incurred. During fiscal 2001, the insurance settlement on the building and equipment destroyed in the fire was finalized at $6.8 million and the Company recorded a pretax gain, net of additional costs incurred, in the amount of $4.8 million.

Income (Loss) from Continuing Operations before Income Taxes. Income (loss) from continuing operations before income taxes increased $4.5 million from a loss of $(0.7 million) for the year ended December 31, 2000 to income of $3.8 million for the year ended December 31, 2001. This increase is attributable to the factors discussed above.

Income Taxes. The effective tax rate differs from the statutory rate primarily because of state income taxes and the non-deductibility of a portion of the goodwill amortization.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Net Sales. Net sales decreased by $19.3 million or 9.8% from $197.0 million for the year ended December 31, 1999 to $177.7 million for the year ended December 31, 2000. The decrease in net sales during the year was primarily due to the loss of a major customer (Sam's Club) that built and began using its own warehouse and distribution system in August 2000. Sam's Club accounted for approximately 30% of our total net sales for fiscal 2000 as compared to 43% of our total net sales during fiscal 1999.

Gross Profit. Gross profit decreased by approximately $1.5 million or 5.7% from $26.2 million for the year ended December 31, 1999 to approximately $24.7 million for the year ended December 31, 2000. Gross profit as a percentage of net sales increased from 13.3% for the year ended December 31, 1999 to 13.9% for the year ended December 31, 2000. Both the decrease in gross profit dollars and the increase in the gross profit percentage margin are primarily attributable to the loss of the Sam's Club distribution business discussed in Net Sales. That business earned a gross margin percentage significantly lower than our sales to other customers. The decrease in gross profit dollars also reflects the increase in the prices of certain of our raw materials over those paid in fiscal 1999 for both the food processing segment and the food distribution segment. Pork prices have a significant impact on our cost of goods sold and higher pork prices in fiscal 2000 negatively impacted gross profit as compared to 1999.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.3 million or 6.0% from $21.4 million for the year ended December 31, 1999 to $22.7 million for the year ended December 31, 2000. This increase reflects an increase in the size of the direct store delivery fleet, higher salaries and benefits, the costs incurred in the launch phase of a new product line and increases in the costs of distributing our products, primarily related to the cost of fuel. As a percentage of net sales, selling, general and administrative expenses increased from 10.9% for the year ended December 31, 1999 to 12.8% for the year ended December 31, 2000. In addition to the increased costs discussed, this increase was partially attributable to the fact that the Sam's Club distribution business did not incur the same level of selling, general and administrative expenses per sales dollar as our other customers.

Income from Operations. Income from operations decreased $2.8 million from $4.8 million for the year ended December 31, 1999 to $2.0 million for the year ended December 31, 2000. This decrease is attributable to factors discussed above. Interest Expense. Interest expense increased $0.3 million from $2.5 million for the year ended December 31, 1999 to $2.8 million for the year ended December 31, 2000. This increase was primarily due to an increase in our cost of variable-rate borrowings and the related outstanding balances.

Income (Loss) from Continuing Operations. Income (loss) from continuing operations decreased from $2.3 million for the year ended December 31, 1999 to a loss of $(0.7 million) for the year ended December 31, 2000. This decrease is attributable to the factors discussed above.

Income Taxes. The effective tax rate differs from the statutory rate primarily because of state income taxes and the non-deductibility of a portion of the goodwill amortization.

CHANGES IN ACCOUNTING PRINCIPLES

During the year ended December 31, 2000, we changed our method of accounting for production parts inventory from expensing upon purchase to capitalizing upon purchase and expensing upon installation. The $141,000 cumulative effect of the change on prior years is included in the net loss for the year ended December 31, 2000.

On January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("the Statement"). On adoption of the Statement, the Company recorded a cumulative effect of change in accounting principle in the amount of $1.402 million (net of zero income taxes). The cumulative effect of change in accounting principle was recorded to reduce the carrying value of the liability related to the put warrants to fair value. The fair value of the warrants is estimated using a Black-Scholes option-valuation model. Subsequent changes in the fair value of the put warrants are recorded as a component of net income. The Company does not have any other derivative instruments.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities for the year ended December 31, 1999 was $5.0 million. This amount was principally the result of income from continuing operations, depreciation and amortization, an increase in accounts payable and a decrease in accounts receivable. This was partially offset by an increase in inventory and a decrease in accrued expenses. Net cash used in operating activities for the year ended December 31, 2000 was $1.3 million. This was principally the result of a loss from continuing operations and a decrease in accounts payable that was partially offset by depreciation and amortization and a decrease in accounts receivable.

Net cash provided by operating activities for the year ended December 31, 2001 was $4.9 million. This amount was principally the result of net income, depreciation and amortization and a non-cash adjustment to goodwill. This was partially offset by an increase in prepaid expenses and other current assets and the non-cash change in accounting principle to record the put warrants at fair value.

Cash used in investing activities for the years ended December 31, 1999, 2000 and 2001 was $1.9 million, $1.7 million and $1.6 million, respectively, which was primarily related to capital expenditures.

Cash used in financing activities in the year ended December 31, 1999 was $4.1 million, principally affected by the payments of term debt and notes payable under the line of credit, the repurchase of our common stock and a decrease in the bank overdraft. Cash provided by financing activities in the year ended December 31, 2000 was $2.0 million, principally affected by borrowings under the line of credit which were partially offset by the payments of term debt and the repurchase of our common stock. Cash used in financing activities in the year ended December 31, 2001 was $3.7 million, principally affected by the payments of term debt and other notes payable, and a decrease in the bank overdraft.

In the first quarter of 1998, we borrowed approximately $6.5 million in senior subordinated debt ("Senior Subordinated Note") from Banc One Capital Partners, LLC ("BOCP"). In connection with this Senior Subordinated Note we issued detachable common stock warrants with a put option. We also refinanced our line of credit and term debt ("Fleet Facility") through Fleet Capital ("Fleet").

As of December 31, 2000 and 2001, we had outstanding under the Fleet Facility approximately $7.2 million and $4.9 million, respectively, in term debt and approximately $5.1 million and $5.0 million, respectively, in line-of-credit borrowings. The Company owed $6.5 million to BOCP and Sterling BOCP, LLC, an entity owned by some of our directors, officers and 5% shareholders, under the Senior Subordinated Note, and approximately $2.7 million of subordinated debt to former owners of Prefco, Richard's, Grogan's and Partin's. The interest on the Senior Subordinated Note was 10% per annum for the years ended December 31, 1999 and 2000. Under the terms of an amendment to the Senior Subordinated Note dated April 13, 2001 and effective January 17, 2001, this interest rate was increased to 15% per annum. The incremental increase of 5% is accrued, compounded monthly and payable in full on June 30, 2003. The subordinated debt owed to former owners bears interest at an average rate of approximately 9.7% per annum. The term debt and line of credit agreement under the Fleet Facility bear annual interest at either the bank's prime rate plus 1% (9.75% and 5.75% at December 31, 2000 and 2001, respectively) or adjusted LIBOR plus 2.5%, at our option.

In 2002 we received $5 million as part of the Grogan's fire insurance settlement. These monies will be used to pay the federal and state taxes and other expenses associated with the settlement and the remainder will be applied to the Fleet Facility.

Warrants issued in conjunction with the Senior Subordinated Note provide that on the occurrence of a Put Trigger Event (defined below), if the average trading volume of our stock for four consecutive weeks is less than 15% of the number of shares issuable to the holder of the put warrants, such holders would have a thirty day right to require us to redeem the warrants for a cash amount equal to the greater of a cash flow formula (defined in the Warrant Agreement) or the fair market value of the underlying shares based upon an appraisal, in each case, net of an exercise price of $3.38 per share. For these purposes, a "Put Trigger Event" would occur upon the earlier of certain events, including the fifth anniversary of the warrants, a sale of all or substantially all of our assets, or a business combination in which we are not the surviving corporation.

If the holder of the warrants exercises the put option, our ability to satisfy such obligation will depend on our ability to raise additional capital. Our ability to secure additional capital at such time will depend upon our overall operating performance, which will be subject to general business, financial, competitive and other factors affecting us and the processed meat distribution industry, certain of which factors are beyond our control. No assurance can be given that we will be able to raise the necessary capital on terms acceptable to us, if at all, to satisfy the put obligation in a timely manner. If we are unable to satisfy such obligation, our business, financial condition and operations will be materially and adversely effected.

During fiscal year 2000, we were in violation of some of the financial ratios we are required to maintain under the terms of the Fleet Facility and the Senior Subordinated Note. Both Fleet and BOCP waived the non-compliance and revised our financial covenants. As conditions to the waiver by BOCP, and the revision to our financial covenants, we agreed to continue the default rate of interest (effective as of January 17, 2001 and payable as described above) of 15% per annum, which went into effect when we violated the financial covenants, to obtain the approval of BOCP prior to any renewal of the employment agreement with our chief executive officer, to terminate our management agreement with Sterling Advisors, and to use commercially reasonable efforts, subject to our board of directors' fiduciary duties, to obtain replacement financing for the Senior Subordinated Note. In addition, Sterling BOCP, LLC purchased 10% of BOCP's interest in the Senior Subordinated Note and the related warrants with a put option. Subsequently, as part of BOCP's release of security interests in the assets of Grogan's in February, 2002, BOCP agreed to amend its warrants with the put option to provide that BOCP's warrants expire if we obtain BOCP's replacement financing for the Senior Subordinated Note prior to September 30, 2002.

A junior subordinated note to a former owner in the principal amount of $1.4 million was due on March 31, 2001, but was not paid because of restrictions under the Fleet Facility and the Senior Subordinated Note. Two additional junior subordinated notes to former owners, one in the amount of $0.9 million and another in the amount of $0.2 million, became due on July 31, 2001 and September 30,

2001, respectively. Payment on each of these notes will be made when such payment will not violate the covenants under our credit facilities. Under the terms of an inter-creditor subordination agreement, the former owners are prohibited from exercising any remedy with respect to this debt until the Fleet Facility and the Senior Subordinated Note obligations are paid in full; however, the interest rates of 9%, 6.35% and 8%, respectively, on each note increased by 2% per annum after its due date because the principal was not paid.

We believe that cash generated from operations and bank borrowings will be sufficient to fund our debt service, working capital requirements and capital expenditures as currently contemplated for 2002. However, our ability to fund our working capital requirements and capital expenditures will depend in large part on our ability to continue to comply with debt covenants. Our ability to continue to comply with these covenants will depend on a number of factors, certain of which are beyond our control, including but not limited to, implementation of our business strategy, prevailing economic conditions, uncertainty as to evolving consumer preferences, sensitivity to such factors as weather and raw material costs, the impact of competition and the effect of each of these factors on our future operating performance. No assurance can be given that we will remain in compliance with such covenants throughout the term of both the Fleet Facility and the Senior Subordinated Note.

We, from time to time, review the possible acquisition of other products or businesses. Our ability to expand successfully through acquisition depends on many factors, including the successful identification and acquisition of products or businesses and our ability to integrate and operate the acquired products or businesses successfully. There can be no assurance that we will be successful in acquiring or integrating any such products or businesses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to certain market risks. These risks relate to commodity price fluctuations, interest rate changes, fluctuations in the value of the warrants with the put option, and credit risk.

We are a purchaser of pork and other meat products. We buy pork and other meat products based upon market prices that are established with the vendor as part of the purchase process. The operating results of our Company are significantly impacted by pork prices. We do not use commodity financial instruments to hedge pork and other meat product prices.

Our exposure to interest rate risk relates primarily to our debt obligations and temporary cash investments. We do not use, and have not in the past year used, any derivative financial instruments relating to the risk associated with changes in interest rates.

We issued warrants with a put option in conjunction with the debt incurred at the time of the Potter acquisition. Commencing on January 1, 2001 we are required to mark-to-market the estimated fair value of the put option. Any change to such value is charged or credited to earnings as a fair value adjustment to put warrants. For purposes of these calculations, the fair value of the warrants is estimated using a Black-Scholes option-pricing model.

We are exposed to credit risk on certain assets, primarily accounts receivable. We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations. We currently believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, we evaluate our estimates and judgments, including those related to bad debts, inventories, investments, intangible assets, income taxes, financing operations, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Our critical accounting policies are as follows:

- valuation of accounts receivable;

- valuation of inventories;

- valuation of the warrants with a put option;

- accounting for income taxes; and

- valuation of long-lived, intangible assets and goodwill.

VALUATION OF ACCOUNTS RECEIVABLE.

We must make estimates of the uncollectability of our accounts receivable. We specifically analyze accounts receivable and analyze historical bad debts, customer concentrations, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. A significant change in the liquidity or financial position of any of our significant customers could have a material adverse impact on the collectibility of our accounts receivable and future operating results. Our accounts receivable balance was $7.2 million, net of allowance for doubtful accounts of $0.2 million, as of December 31, 2001.

VALUATION OF INVENTORIES.

We must make estimates as to the amount of the obsolete or excess inventory. We specifically analyze historical write-offs, the age and condition of the inventory, and current economic trends when assessing the valuation of inventory. Significant management judgments and estimates must be made and used in connection with valuing these inventories in any accounting period. Material differences may result in the amount and timing of our expenses for any period if we made different judgments or utilized different assumptions.

VALUATION OF THE WARRANTS WITH A PUT OPTION.

We issued warrants with a put option in conjunction with the debt incurred at the time of the Potter acquisition. Commencing on January 1, 2001 we are required to mark-to-market the estimated fair value of the put option. Any change to such value is charged or credited to earnings as a fair value adjustment to put warrants. For purposes of these calculations, the fair value of the warrants is estimated using a Black-Scholes option-pricing model. Fluctuations in the assumptions of the Black-Scholes option pricing model can result in significant fluctuations in profit or loss. Such assumptions include the risk free interest rate, time to maturity and the standard deviation of the company's stock price. During the year ended December 31, 2001, we recorded additional expense of $0.3 million as a fair value adjustment to the put warrants.

ACCOUNTING FOR INCOME TAXES.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. In the event that actual results differ from our estimates of future taxable income or we adjust those estimates in future periods, we may need to revise the valuation allowance which could materially impact our financial position and results of operations.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL.

We assess the potential impairment of long-lived assets, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;

- significant changes in the manner of our use of the acquired assets or the strategy for our overall business and;

- significant negative long term industry or economic trends.

When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model. Net long-lived assets, intangible assets and goodwill amounted to $22.8 million as of December 31, 2001.

In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, we will cease to amortize approximately $11.4 million of goodwill. We had recorded approximately $0.4 million of amortization of this goodwill during 2001 and would have recorded approximately $0.4 million of amortization during 2002. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We expect to complete our initial review during the second quarter of 2002.

We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

RELATED PARTY TRANSACTIONS

In connection with the amendment dated April 13, 2001 to the Senior Subordinated Note, Sterling BOCP, LLC, an entity owned by certain directors and stockholders of the Company, purchased a 10% interest in the Senior Subordinated Note, including a corresponding 10% interest in the detachable put warrants which were issued in connection with the Senior Subordinated Note.

COMMERCIAL COMMITMENTS

The future maturities of long-term debt as of December 31, 2001, are as follows:

2002	$ 5,127
2003	5,264
2004	3,896
2005	1,061
	$15,348

As of December 31, 2001, future minimum lease payments under operating leases are as follows:

2002	$ 955
2003	165
2004	100
2005	23
2006 and thereafter	-
	$1,243

We have issued letters of credit totaling $0.5 million, all of which expire in less than 1 year, all in the ordinary course of business to various vendors and regulatory agencies. These letters of credit are routinely renewed upon expiration.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company will apply this statement to any acquisitions occurring after July 1, 2001.

SFAS No. 142, "Goodwill and Other Intangible Assets," which supercedes APB Opinion No. 17, "Intangible Assets," establishes financial accounting and reporting standards for acquired goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company's intangible assets represent principally deferred financing costs and goodwill from businesses acquired. The Company is evaluating the new statement's provisions to assess the impact on its consolidated results of operations and financial position. The Company plans to adopt the new standard in fiscal year 2002 as required.

SFAS No. 144, "Accounting for the Impairment and the Disposal of Long-Lived Assets," addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company is in the process of evaluating the impact that adoption of SFAS No. 144 may have on the financial statements; however, such impact, if any, is not known or reasonably estimable at this time.

FORWARD LOOKING STATEMENTS

We want to provide stockholders and investors with meaningful and useful information. Therefore, this Annual Report on Form 10-K contains forward-looking information and describes our belief concerning future business conditions and our outlook based on currently available information. Whenever possible, we have identified these forward looking statements by words such as "believe," "expect," "will depend" and similar expressions. These forward-looking statements are subject to risks and uncertainties that would cause our actual results or performance to differ materially from those expressed in these statements. These risks and uncertainties include the following: risks associated with acquisitions, including integration of acquired businesses; new product development and other aspects of our business strategy; uncertainty as to evolving consumer preferences; customer and supplier concentration; the impact of competition; the impact of change in the valuation of the warrants with the put option on our net income and effective tax rate; our ability to raise additional capital; sensitivity to such factors as weather and raw material costs and the factors discussed above under the caption "Quantitative and Qualitative Disclosures About Market Risk." Readers are encouraged to review information in Item 1 under the heading "Risk Factors" and our Current Report on Form 8-K dated June 4, 1997 filed with the Securities and Exchange Commission for a more complete description of these factors. We assume no obligation to update the information contained in this Annual Report on Form 10-K.

Corporate Information

Board of Directors

Merrick M. Elfman
President
Elfman Venture Partners, Inc.

Eric D. Becker
Managing Director
Sterling Venture Partners, LLC

Brian T. Fleming
President
E.W. Knauss & Son, Inc.

John T. Hanes
President
John T. Hanes Company
Formerly Chairman, President, and CEO of Doskocil Companies, Inc./Wilson Foods Corp.

G. Cook Jordan, Jr.
Private Investor

John A. Miller
President
North American Paper Co.

Franklin M. Roth
President
Prefco and Blue Ribbon Subsidiaries

Alan F. Sussna
President and Chief Executive Officer
Atlantic Premium Brands, Ltd.

Steven M. Taslitz
Principal
Sterling Advisors L.P.

Auditors

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Transfer Agent

Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602

General Counsel

Katten Muchin & Zavis
525 West Monroe Street,
Suite 1600
Chicago, IL 60611

Corporate Officers

Merrick M. Elfman
Chairman of the Board

Alan F. Sussna
President and Chief Executive Officer

Thomas M. Dalton
Senior Vice President, COO & CFO

Steven Englander
Senior Vice President—Marketing

Randy Rust
Vice President—Operations,
President—Carlton Subsidiary

Bill Campbell
President—J.C. Potter Subsidiary

Ronnie Doucet
President—Richard's Subsidiary

Franklin M. Roth
President—Prefco and Blue Ribbon

Ruben Cruz
Director of Food Safety and Quality Control

Michael M. Manzone
Corporate Controller

Tom D. Wippman
Corporate Counsel and Secretary

Corporate Headquarters

650 Dundee Road
Suite 370
Northbrook, IL 60062

Annual Meeting

The annual meeting of stockholders of Atlantic Premium Brands, Ltd. will be held at 10:00 a.m. Central time on Wednesday, July 31, 2002 at:

Edens Corporate Center
650 Dundee Road, Second Floor
Northbrook, IL 60062

Additional Information

Additional copies of this report and the Corporation's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained without charge by contacting:

Chief Financial Officer
Atlantic Premium Brands, Ltd.
650 Dundee Road
Suite 370
Northbrook, IL 60062

Designed by Curran & Connors, Inc. / www.curran-connors.com

Atlantic Premium Brands, Ltd.

650 Dundee Road
Suite 370
Northbrook, Illinois 60062
847.412.6200